MATERIAL TRANSFER AGREEMENT

THIS AGREEMENT entered into this 23rd day of February, 2020 ("the Effective Date") by and between Moleculin Biotech, Inc., located at 5300 Memorial Drive, Suite 950, Houston, TX 77007("MOLECULIN") and The University of Texas Medical Branch at Galveston, d/b/a UTMB Health (“UTMB”), a health institution of The University of Texas System (“System”), an agency of the State of Texas, located at 301 University Blvd., Galveston, TX 77555-0926, _("Recipient").

Subject to availability, MOLECULIN agrees to provide research material(s) to Recipient. Such material and any related biological material or associated know-how and data that will be received by Recipient from MOLECULIN; and any substance that is replicated or is an unmodified derivative or progeny derived or produced therefrom are covered by this Agreement. All such materials and written information provided to the Recipient shall hereinafter be referred to as the "Material(s)."

1.The Materials will be used by Recipient only in conjunction with the research described in Appendix A and only for non-commercial research purposes. The Materials shall not be used in research that is subject to consulting or licensing obligations to another institution, corporation or business entity, unless written permission is obtained in advance from MOLECULIN.

2.Recipient shall not distribute, release, or disclose the Materials to any other person or entity and shall ensure that no one will be allowed to take or send the Materials to any other location, unless written permission is obtained in advance from MOLECULIN. Subject to section 5 below, Recipient agrees to maintain the confidentiality of this Agreement, the Materials, and any written information of MOLECULIN regarding the Materials, except to the extent such information of MOLECULIN, this Agreement, or the Materials:

(a)    can be demonstrated to have been in the public domain or publicly known and readily available to the trade or the public prior to the date of disclosure; or

(b)    can be demonstrated, from written records, to have been in Recipient's possession or readily available to
Recipient from another source not under obligation of secrecy to MOLECULIN prior to the disclosure; or becomes part of the public domain or publicly known by publication or otherwise, not due to any unauthorized act by Recipient; or

(c)    is independently developed by Recipient without reference to information or material(s) provided by MOLECULIN; or

(d)    is required to be disclosed by law or regulation.

All tangible confidential information provided to the Recipient shall be clearly marked by MOLECULIN, in writing, as confidential. Any information that is transmitted orally or visually, in order to be protected hereunder, shall be identified as such by MOLECULIN at the time of disclosure, and identified in writing to the Recipient, as Confidential Information, within thirty (30) days after such oral or visual disclosure. Except as required by law or with permission from MOLECULIN, the Recipient will not disclose confidential information for a period of five(5) years from the date of disclosure.

3.The Materials are supplied solely for scientific research purposes, for use in animals and/or in vitro. THE MATERIALS SHALL NOT BE USED IN HUMANS.

4.No right or license is granted under this Agreement either expressly or by implication. It is understood that any and all proprietary rights, including but not limited to patent rights, in and to the Materials shall be and remain with MOLECULIN.

5.Subject to the conditions set forth herein, Recipient shall have the right to publish the results of the research performed utilizing the Materials provided hereunder. The transfer of Material and/or written information under this Agreement, including but not limited to, information related to mode of action, dosage and/or any other distinctive property arising from work performed at MOLECULIN, is provided to Recipient within the context of a scientific collaboration. Therefore, the authorship of any scientific publication or presentation arising from work performed pursuant to this Agreement should take this into consideration. Recipient agrees to provide, MOLECULIN with an advance copy at least thirty (30) days in advance of any written submission (abstract or paper) or oral presentation that makes reference to the Materials. If any such submission or presentation discloses MOLECULIN proprietary information which Recipient is obligated to maintain as confidential under Paragraph 2 hereof, MOLECULIN shall notify Recipient within ten (10) working days of receipt thereof and Recipient shall delete such proprietary information from such submission or presentation and if requested by MOLECULIN will withhold such submission or presentation an additional sixty (60) days to allow MOLECULIN the opportunity to assess the patentability of developed technology disclosed in the submission or presentation and to file for patent(s) should MOLECULIN elect to do so.

6.In the event that use of the Material(s) results in an invention, improvement, substance, or information, whether or not patentable, and patent applications and patents, if any, which result therefrom (individually or collectively "Developed Technology"), Recipient agrees to disclose promptly, and in confidence, to MOLECULIN all Developed Technology. At the expense of MOLECULIN, MOLECULIN shall have the right to file for and obtain patent protection in the name of Recipient, if solely invented by Recipient, or in the name of both parties if jointly invented, for Developed Technology or request Recipient to do so. Recipient agrees to cooperate and assist MOLECULIN in obtaining patent protection for Developed Technology, and to sign all papers reasonably required for such purpose. Any Developed Technology conceived, invented, expressed and/or reduced to practice solely by Recipient in accordance with Recipient’s research shall be deemed Recipient Developed Technology and shall be solely owned by Recipient. For those inventions determined to be solely owned by Recipient (“Recipient Developed Technology”), MOLECULIN is hereby granted an option to negotiate a license in Recipient Developed Technology on a worldwide, exclusive basis the terms of which shall be negotiated by and between the parties in good faith. Such option shall be exercised within six (6) months of notification by either party to the other of the invention. Any Developed Technology conceived, invented, expressed and/or reduced to practice jointly by Recipient and MOLECULIN in accordance with the research performed hereunder shall be deemed Jointly Developed Technology and shall be solely owned jointly by MOLECULIN and Recipient. MOLECULIN and Recipient each agree to promptly disclose to the other, any such Jointly Developed Technology to the other party, and to execute such documents and perform such other acts as may be reasonably requested by the other party to obtain, perfect and enforce such rights therein and the assignment thereof. Recipient and Company shall work together in good faith regarding any protection and/or commercialization strategy in filing any patent applications that contain any Jointly Developed Technology. For those inventions determined to be solely owned by MOLECULIN, Recipient shall claim no rights.

If such Recipient Developed Technology, if patented, infringes any patent claims of MOLECULIN, the Recipient shall provide MOLECULIN a non-exclusive, royalty-free right to use such Developed Technology.

7.Recipient acknowledges that the Materials are provided WITHOUT WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER WARRANTY, EXPRESS OR IMPLIED. MOLECULIN MAKES NO REPRESENTATION THAT THE USE OF THE MATERIALS WILL NOT INFRINGE ANY PATENT, COPYRIGHT, TRADEMARK OR OTHER PROPRIETARY RIGHT.

8.In no event shall MOLECULIN be liable for any use of the Materials by Recipient. Recipient hereby agrees that to the extent permitted under the Laws and the Constitution of the State of Texas, that Recipient shall defend, indemnify and hold harmless MOLECULIN, its directors, officers, employees, shareholders and agents from any loss, claim, damage, expense or liability of whatsoever kind or nature (including reasonable attorney's fees), which may arise from or in connection with this Agreement or the use, handling or storage of the Materials.

9.Recipient will provide to MOLECULIN, throughout the progress of the collaboration, a summary of the results of the work utilizing the Materials. MOLECULIN shall defend, indemnify and hold harmless Recipient, System, its Regents, officers, agents and employees from any loss, claim, damage, expense or liability of whatsoever kind or nature (including reasonable attorney's fees), which may arise from or in connection with MOLECULIN’s use of the results provided hereunder by Recipient.

10.Upon the request of MOLECULIN, Recipient shall promptly return to MOLECULIN the Materials furnished to Recipient under this Agreement or provide evidence to MOLECULIN that the Materials have been destroyed. The Recipient may retain one (1) copy of written confidential information for archival purposes only.

11.Recipient agrees to comply with all government and National Institutes of Health regulations and guidelines which are applicable to the Recipient's use of the Materials.

12.Each of Recipient and MOLECULIN represents to the other that it has the full right and authority to enter into this Agreement, and that it is not aware of any impediment which would inhibit its ability to perform the terms and conditions imposed upon it by this Agreement.

13.This Agreement is not assignable, whether by operation of law or otherwise, without the prior written consent of the other party.

IN WITNESS WHEREOF, the parties, intending to be legally bound, have caused this Agreement to be executed by their respective duly authorized representations,

MOLECULIN:	/s/ Walter V. Klemp	Recipient:	/s/ Carolee A. King, JD

By:	Walter V. Klemp	By:	Carolee A. King, JD
(Printed Name)
Title:	CEO	Title:	Senior VP and General Counsel

Date:	March 16, 2020	Date:	March 13, 2020

Acknowledged by: /s/Mark R. Emmett, Ph D.                                      UTMB Investigator

APPENDIX A

The research that is proposed is to test the effects of 2 deoxyglucose (2DG) and analogues thereof on the infectivity of viruses. Preliminary data demonstrated that commercially available 2DG dose dependently reduced the infectivity of Severe Fever with Thrombocytopenia Syndrome virus (strain YL-1) in Huh-7 cell culture (human liver cell line used in Hepatitis C and viral research). Three concentrations of 2DG in the media (1.0, 0.5 and 0.25 mM) were used.

We propose to test other 2DG analogues on specific human viruses to inhibit viral replication in both cell culture and animal models. Of specific interest is the effectiveness of 2DG analogues and prodrugs on the reduction of infectivity of encephalytic viruses in vivo in animal models. Global N-glycosylation of viral capsids will be monitored as an indicator of effectiveness of 2DG incorporation.

All data will be used for preliminary data to apply for external research funding to further fund this research. All data will be published in peer reviewed journals and presented at select international conference venues.

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